                                                                       EXHIBIT 7


FOR IMMEDIATE RELEASE
December 18, 1996

               PCA INTERNATIONAL, INC. AND AMERICAN STUDIOS, INC.
     EXECUTE DEFINITIVE AGREEMENT FOR PCA TO ACQUIRE ASI AT $2.50 PER SHARE

Matthews, North Carolina, December 18, 1996 - PCA International, Inc. (NASDAQ:
PCAI) and American Studios, Inc. (NASDAQ: AMST) announced today that they have entered into a definitive agreement on December 17, 1996 under which PCA will acquire American Studios for $2.50 per share in cash. The total purchase price offered by PCA for the approximately 21.4 million shares of American Studios outstanding, plus assumption of debt and capital lease obligations, is approximately $66 million.

The transaction has been unanimously approved by the Boards of Directors of both companies. Under the agreement, a subsidiary of PCA will commence a cash tender offer for all American Studios shares at $2.50 per share. Consummation of the tender offer will be subject to, among other things, the tender of a majority of the outstanding shares on a fully diluted basis and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The tender offer is to be followed by a merger pursuant to which each remaining share will be converted into the right to receive the cash price per share paid in the offer.

PCA also stated that it has entered into agreements with certain members of management and other stockholders of American Studios pursuant to which such persons owning an aggregate of approximately 57% of the current outstanding shares have agreed to tender their shares into PCA's offer. Included in such amount, such persons owning an aggregate of approximately 46% of the current outstanding shares have granted PCA an option to purchase such shares under certain circumstances. In addition, certain members of management of American Studios have entered into non-complete and employment agreements with PCA to become effective upon closing of the offer.

NationsBank, N.A., and NationsBanc Capital Markets, Inc., have delivered to PCA a commitment letter providing for the arrangement and syndication of credit facilities in an aggregate principal amount of up to $100 million. The credit facilities will be available to finance the tender offer and merger and to provide for working capital and general corporate purposes.

The tender offer will be made only pursuant to definitive offering documents, which will be filed with the Securities and Exchange Commission and mailed to stockholders of American Studios promptly.

American Studios provides portrait photography services in approximately 2,000 Wal-Mart stores in the United States and Mexico. American Studios operates approximately 850 permanent studios with traveling portrait promotions conducted periodically in the remaining

Wal-Mart stores it services. The company also provides traveling fashion photography services in selected Wal-Mart stores.

PCA International, Inc., provides professional portrait services in 1,577 permanent studios in the United States, Canada, and Puerto Rico. PCA presently operates 1,376 studios in Kmart stores in the United States and Puerto Rico; 87 studios in Wal-Mart stores in the United States, Canada, and Puerto Rico; and 114 studios in PETsMART stores in the United States and Canada.

CONTACTS:

Bruce A. Fisher                                     Shawn W. Poole
Senior Vice President                               Executive Vice President
Chief Financial Officer                             Chief Financial Officer
PCA International, Inc.                             American Studios, Inc.
(704) 847-8011, Ext 2404                            (704) 588-4351, Ext 5310